FISCAL YEAR 2025

MODERN SLAVERY REPORT

Our actions to prevent and reduce the risk of modern slavery in our supply chain

Orla Mining Ltd. ("Orla" or the "Company") is committed to respecting human rights in our workplace, in our supply chain and in the communities where we live and work. As part of this commitment, we stand firmly against all forms of modern slavery, including forced labour and child labour.

We recognize our mining operations and other business activities can potentially affect people's rights in negative ways. As such, we take meaningful steps to understand, support and protect the human rights of everyone with whom we interact, from our employees, contractors and business partners to community members and Indigenous Peoples.


CANADA
Vancouver, BC
CORPORATE OFFICE
Kenora, ON
MUSSELWHITE
Elko, NV
SOUTH RAILROAD
Toronto, ON
CORPORATE OFFICE
U.S.A
San Tiburcio, MX
CAMINO ROJO
MEXICO

ABOUT ORLA

Orla is a Canadian company listed on the Toronto Stock Exchange and on the NYSE American LLC. Orla is based in Vancouver, British Columbia with additional corporate offices in Toronto. We invest across our value chain which involves acquiring, exploring, planning, developing, operating, closing and remediating mineral properties where Orla's expertise can substantially increase stakeholder value at the highest industry standards and regulations.

Orla has three material gold projects for the purposes of National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*:

- the **Camino Rojo** project ("Camino Rojo" or the "Camino Rojo Project") located in Zacatecas, Mexico, which consists of the Camino Rojo oxide gold mine (the "Camino Rojo Oxide Mine"), which achieved commercial production effective April 1, 2022, and the Camino Rojo underground project. The Camino Rojo Project is held through Orla's wholly-owned subsidiary, Minera Camino Rojo, S.A. de C.V. ("MCR").
- the **Musselwhite** gold mine ("Musselwhite") located in Ontario, Canada, acquired by the Company on February 28, 2025. Musselwhite is held through the Company's wholly-owned subsidiary, Musselwhite Mine Ltd. ("MWM").
- the **South Railroad** project ("South Railroad") located in Nevada, which consists of the Dark Star and Pinion deposits and is situated within the prospective land package called the "South Carlin Complex" along the Carlin trend. South Railroad is held through Orla's wholly-owned subsidiaries, Gold Standard Ventures Corp. and Gold Standard Ventures (US) Inc., which are not Reporting Entities (as defined below) for the purposes of this Report.

On December 31, 2025, the Company had 1,085 employees, which included 33 employees in corporate offices in Canada, as well as site-based employees in Mexico (290), Nevada (24), Panama (3), and at the Musselwhite Mine in Canada (735). In addition, there were 290 contractors working on the Camino Rojo Project, four at the corporate offices in Canada, 421 at the Musselwhite Mine, and six contractors at the South Carlin Complex.

ABOUT THIS REPORT

We prepared this report in accordance with Canada's **Fighting Against Forced Labour and Child Labour in Supply Chains Act** (the "Act") for the fiscal year ended December 31, 2025. This is a joint report made under Section 11 of the Act on behalf of Orla, a corporation existing under the federal laws of Canada and its wholly-owned subsidiaries, MCR, an entity existing under the laws of the United Mexican States and owner of the Camino Rojo Project, and MWM, an entity existing under the laws of British Columbia and owner of the Musselwhite, each of which is a "reporting entity" for purposes of the Act.

Unless the context otherwise requires, references to the "Reporting Entities" are to, collectively, Orla, MCR and MW, and references to "Orla", the "Company", "we", "our", "us" are to, collectively, Orla and its subsidiaries. Over 90% of the Company's employees are employed by, and over 95% of the production of goods by the Company occurs within, the Reporting Entities. Any part of this report that refers to actions or steps by, or policies and procedures of Orla or the Company, or that use "we", "our", "us" or other similar terms, apply to each of the Reporting Entities.

2025 ACTIVITIES

The Reporting Entities have taken the following measures with respect to the year ended December 31, 2025 to prevent and reduce the risk of forced labour and child labour:

- Developed a **Supplier Code of Conduct**, establishing expectations for suppliers related to human rights, labour standards, ethical business conduct, and the prevention of forced labour and child labour across the supply-chain. This Code will be disclosed and implemented in 2026.
- Developed and disclosed a **Labour Rights Policy** outlining the Company's commitments related to fair working conditions, labour rights due diligence, grievance mechanisms, freedom of association, and the prevention of labour rights abuses across operations and business relationships. A training course on this policy was developed and is scheduled to be delivered to employees in 2026.
- Incorporated supply chain due diligence into the Company's ***Towards 2030 Sustainability Strategy***, including the development of internal commitments and key performance indicators related to the Supplier Code of Conduct, training, and supply chain mapping.
- Continued to map the Company's supply chain to better understand procurement sourcing practices and identify potential areas of forced labour and child labour risks. This activity was carried out in the first quarter of 2026, mapping the 2025 supply chain.
- Finalized and operationalized a vendor classification system within the Company's financial platforms, requiring vendors to be categorized by country of origin and industry at the point of onboarding, which supports ongoing supply-chain mapping and risk assessment.
- Continued the rollout of the Company's **Responsible Procurement Standard** and modern slavery training, including training for new employees, with 62 additional employees completing the training in 2025.
- Partnered with Engineers Without Borders Canada to develop a human rights due diligence training course for suppliers in Zacatecas, Mexico, aimed at strengthening supplier capacity to identify, prevent, and mitigate human rights risks, including risks related to forced labour and child labour. A training plan is being developed for delivering the course in 2026.
- Contracted an independent third-party to conduct a gap assessment of the implementation of our corporate standards, including our Responsible Procurement Standard, at our operations at Camino Rojo and Musselwhite and developed recommendations for improving performance.
- Delivered supply chain mapping and vendor classification training to the Musselwhite procurement team as part of post-acquisition integration, to support supply chain risk identification and due diligence processes. Also began a review of enhanced vendor due diligence systems to strengthen our ability to identify and manage potential human rights and ESG risks across our supple chain. The system will be implemented in 2026.

OUR COMMITMENT TO SUSTAINABILITY AND HUMAN RIGHTS

Orla is dedicated to embedding consideration of human rights and Environmental, Social, and Governance (ESG) factors across its operations, which reflects our unwavering commitment to responsible business practices. We understand that integrating these principles into policies, governance frameworks and decision-making processes is essential for long-term success.

We rigorously review and approve disclosures regarding our sustainability efforts with oversight from our Board of Directors (the "Board"), including the Environment, Health & Safety and Social Responsibility Committee (the "EHSSR Committee"). Our commitment to sustainability extends beyond compliance to the core principles of ethical conduct, transparency and accountability, as reflected in our annual Sustainability Report.

OUR SUSTAINABILITY STRATEGY

We recognize the importance of mining sustainably and have proactively worked to establish good sustainability practices within our business, including respecting human rights. As a signatory of global initiatives such as the United Nations Global Compact, we actively promote fundamental principles concerning human rights, labour rights, environmental stewardship, and anti-corruption. We use a sustainability mindset to guide our decisions, including capital allocation.

Our ***Towards 2030 Sustainability Strategy***, launched in 2022 and updated in 2025, sets out our commitments to being a responsible, sustainability-driven company, and charts a long-term roadmap for our ESG ambitions. The strategy is grounded in our business purpose to transform mineral resources into a net-positive benefit for our rightsholders and stakeholders. It's about the goal of adding more to society than extracting from it. Developed with input from multiple sources, the strategy has four pillars:

1. **Maximize** benefit to stakeholders
2. **Minimize** injuries, consumption, and adverse impacts
3. **Manage** our stakeholder relations with care
4. **Transparent** reporting on our performance

In 2025, we strengthened the strategy by introducing a specific objective focused on working with suppliers and contractors to enhance supply chain due diligence. This objective supports our efforts to identify, prevent, and mitigate risks related to human rights, including forced labour and child labour, within our supply chain. The strategy includes key performance indicators and action plans to drive progress.

GOVERNANCE

The Board and the senior leadership team of the Company are committed to robust corporate governance and are responsible for the overall stewardship of Orla.

- The Board is responsible for overseeing management's approach to ESG-related risks and ensuring the implementation of appropriate sustainability systems that will effectively monitor and manage those risks with a view to the long-term viability of the Company and its impacts across all stakeholders and rightsholders.
- The various committees of the Board are responsible for risk management within their own area. More specifically, the objective of the EHSSR Committee is to monitor and review the health, safety, environmental and sustainable development policies, principles, practices and processes of the Company. This committee also oversees sustainable development risks, including community and government relations and human rights, which encompasses modern slavery-related risks.
- Ultimate responsibility for sustainability performance within Orla rests with our President and Chief Executive Officer. He is assisted by the Chief Sustainability Officer, Chief Operating Officer, Chief Financial Officer, the Vice President, Legal, Vice President, Human Resources, and the sustainability, human resources, and supply chain teams. These individuals and teams work to identify and address modern slavery risks in our workforce and our supply chain.

- The Human Resources and Compensation Committee (the "HRCC") supports the Board in overseeing the Company's human resource strategy, policies and programs as well as the proper use of human resources. While the HRCC reviews and approves the design of compensation programs, its primary responsibilities are limited to executive members of management and employees. The Chief Sustainability Officer and VP Human Resources are accountable for developing and implementing policies and practices related to compensation and performance evaluation for employees, and ensuring compliance with applicable legal and regulatory requirements.

OUR POLICIES AND STANDARDS

We have a framework of corporate policies and standards, summarized in the chart below and available on Orla's website at orlamining.com/investors/disclosure-portal/#corporate-governance

Code of Conduct and Ethics

The Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all representatives of Orla:

- Consultants and contractors are expected to conduct themselves in accordance with the principles outlined in the Code in their activities related to the Company.
- The Company seeks to integrate human rights best practices into its management, business relationships, governance structures and programs.
- The Company expects all representatives to respect the human rights of all rightsholders including members of local communities in which it conducts business.
- The Company expects its suppliers to take action to prevent modern slavery, avoid discrimination and observe workers' rights.

Labor Rights Policy

This policy outlines Orla's commitment to preventing forced labour, child labour, and other labour rights violations across its operations and value chain. The Company commits to aligning with internationally recognized standards, including the International Labour Organization Declaration on Fundamental Principles and Rights at Work, and to complying with applicable labour laws in all jurisdictions. It commits to conducting labour rights due diligence, particularly for new or modified projects and in high-risk jurisdictions, and to integrating labour rights considerations into business practices, risk assessments, and decision-making processes. Orla commits to avoiding and mitigating adverse labour rights impacts, and to providing remedy where such impacts occur, including within its business relationships. The policy further commits to supporting fair working conditions, freedom of association, and collective bargaining; prohibiting retaliation and intimidation; and maintaining confidential grievance and whistleblower mechanisms. In addition, the Company commits to actively communicating and engaging with employees and the broader workforce to understand and address concerns, support workforce-led initiatives, and incorporate feedback into its labour rights approach; to providing training to employees, contractors, and suppliers on labour rights expectations and this Policy; and to undertaking monitoring activities, including audits of contractors, to support compliance.

Human Rights Policy

This Policy outlines Orla's commitment to respecting human rights across its operations, business relationships, and value chains. The Company commits to aligning with internationally recognized standards, including the International Bill of Human Rights and the International Labour Organization Declaration on Fundamental Principles and Rights at Work, and to conducting human rights due diligence for new and modified projects, particularly in high-risk jurisdictions. It commits to integrating human rights into business practices and decision-making processes, and to avoiding, mitigating, and addressing adverse human rights impacts where they occur. The policy prohibits child, forced, or compulsory labour, as well as discrimination, and commits to upholding rights related to fair working conditions, health and safety, freedom of association, and equal opportunity. Orla further commits to respecting

the rights of communities and Indigenous Peoples, including cultural heritage, land and resource use, and self-determination; engaging with stakeholders and incorporating their feedback; maintaining confidential grievance and whistleblower mechanisms; and ensuring that security providers are appropriately trained in human rights.

Environment, Sustainability, Health and Safety Policy

This policy focuses on three important priorities – the environment, health and safety. Regarding human rights, the policy notes the Company's commitment to:

- Prohibit abusive behaviors and ensure mechanisms are in place to eliminate violence and harassment in the workplace.
- Establish appropriate systems, standards, and procedures for health and safety management, reporting, and compliance with applicable laws, rules, and standards of corporate conduct.

Social Responsibility Policy

As part of this policy, Orla commits to providing employees with the necessary resources to:

- Establish rights-based feedback mechanisms to identify and address concerns and aspirations.
- Integrate socio-economic, environmental, occupational health and safety, human rights, Indigenous rights, and governance best practices into Orla's business processes.

Workplace Bullying, Harassment, and Violence Policy Statement

The Company does not tolerate bullying, harassment, or violence in the workplace and will make every reasonable effort to prevent and eliminate conduct which falls within this policy. Specifically, the policy addresses bullying and harassment, which are often characterized through insulting, hurtful, hostile, vindictive, cruel, or malicious behaviors that undermine, disrupt or negatively impact another's ability to do their job and results in a harmful work environment.

Whistleblower Policy

This policy establishes the Company's commitment to providing multiple, safe, and accessible reporting channels, including an independent and confidential reporting channel. These can be used for reporting concerns related to unethical or unlawful conduct or practices, violations of laws, regulations, or any internal policies, standards, or procedures, while protecting individuals from retaliation and ensuring good faith reporting. For more information, please refer to our **Effectiveness Assessment** section below.

Responsible Procurement Standard

This standard outlines principles and measures to ensure compliance with applicable laws to prevent child labour, forced labour, and modern slavery, and to promote community development. The policy applies to all company stakeholders and requires regular due diligence, audits, and training on procurement practices.

Orla engages stakeholders to optimize community benefits through local procurement and supports the socio-economic empowerment of under-represented groups and Indigenous Peoples. Regular communication and reviews ensure continuous improvement and alignment with internal policies and industry standards.

Stakeholder Engagement and Community Response Standard

Orla is dedicated to transparent communication and engagement with stakeholders regarding its activities, guided by respect for local cultures and international best practices.

This Standard outlines procedures for identifying stakeholders, developing engagement plans, supporting stakeholder capacity, establishing community response mechanisms, and ensuring regular review and improvement. It applies to all Company stakeholders and is aligned with industry standards and related internal policies and protocols. The standard emphasizes cultural appropriateness, accessibility, transparency, and ongoing communication in stakeholder engagement and community response processes.

LOCAL LEGISLATION

There are several local laws that Orla must abide by related to modern slavery. The following articles outline employer obligations under the Mexican Federal Labor Law:

- **Article 175:** Prohibits the use or employment of minors under the age of 18 in mines.
- **Article 132:** Obligates employers to implement a protocol to eradicate forced and child labour.
- **Article 15:** Requires that each contractor registers with the Ministry of Labor and Social Welfare (STPS). To obtain the registration, contractors must prove they are up to date with their tax and social security obligations. The registration must be renewed every three years. The individuals or legal entities that obtain this registration will be listed in a public registry that's available online.

Our Canadian operation is subject to federal and provincial labor and employment legislation, which prohibits forced labour, human trafficking, and the employment of underage workers, including the Canada Labour Code, the Criminal Code of Canada, the Employment Standards Act, 2000 (Ontario), and the Occupational Health and Safety Act (Ontario).

CUSMA

The Canada-United States-Mexico Agreement (CUSMA) establishes a framework for member countries to address modern slavery and promote the protection of labor rights. The labor chapter within CUSMA prohibits the importation of goods produced in whole or in part by forced or compulsory labor, including child labor.

DUE DILIGENCE – OUR WORKFORCE

Orla is bound by local laws concerning modern slavery, such as the Mexican Federal Labor Law, which prohibits the use of underage labour in mines and mandates the establishment of protocols to eliminate forced and child labour. We enforce a proof-of-age requirement during the hiring process to ensure that no individual below the legal industrial working age is employed at any of our operations or exploration sites.

Further, we are invested in the health and success of our employees, and aim to provide them with the resources, training and feedback needed to thrive in their careers. As such, we:

- Pay competitive wages across all sites and at our corporate locations.
- Carry out annual performance reviews, leading to a yearly assessment of wages.
- Provide health benefits packages for workers, with regular health checkups, critical illness benefits and vision and dental benefits.

DUE DILIGENCE – OUR SUPPLY CHAIN

Through due diligence measures with respect to vendor and contractor relationships, we not only uphold financial integrity but also prioritize ethical sourcing practices and respect for human rights within our supply chain.

Our finance and accounting teams ensure thorough scrutiny and approval of new vendor registrations across corporate and operational levels. Corporate-wide and on sites, a member of the finance team reviews and approves new vendor requests, conducting assessments that are essential for verifying adherence to purchasing protocols, due diligence on vendor reliability and validating goods and services for reasonability. Furthermore, our due diligence process in Mexico involves an evaluation of each vendor, which includes cross-referencing vendor details with lists published by the Mexican Tax Authority to prevent engagement with entities involved in illegal or unethical activities such as tax evasion or money laundering.

All of Orla's supplier contracts in Camino Rojo include provisions on anti-corruption, as well as policies and procedures to mandate adherence to applicable laws, ethical standards, human rights, environmental protection

and anti-corruption regulations. Finally, Orla adheres to criteria established by the Mexican Secretariat of Labor and Social Welfare (STPS), which requires all contractors to register and demonstrate compliance with tax and social security obligations every three years.

Similarly, at the Musselwhite operation, suppliers are subject to supply chain due diligence processes that require completion of a due diligence questionnaire during onboarding and procurement, which covers responsible business conduct. In addition, standard service agreements include contractual provisions prohibiting forced labour and child labour, requiring suppliers to implement due diligence processes within their own operations and supply chains, granting the Company the right to audit and terminate contracts in cases of non-compliance.

Also see ***"Our Policies and Standards"*** and the steps listed under ***"2025 Activities"*** for additional information on steps taken by Orla to embed responsible business conduct into its policies and management systems, to identify and assess modern slavery risks in operations, supply chains and business relationships and to prevent and mitigating adverse impacts of modern slavery.

SUPPLY CHAIN & RISK ASSESSMENT

Our **Enterprise Risk Management Standard** outlines several requirements that hold accountable all Company directors, officers, employees and contractors to identify, document, manage, and mitigate risks. This Standard is informed by industry best practices, including the World Gold Council's ***Responsible Gold Mining Principles,*** and the Mining Association of Canada's ***Towards Sustainable Mining Initiative***.

In accordance with this Standard, we identify and assess risks across various domains such as climate change, supply chain disruptions, and labour shortages. The likelihood and impact of each risk is rated considering different factors, including geopolitical events, social, and business trends in each jurisdiction where we operate. We determine the consequences of these risks should they materialize and establish controls using a hierarchical approach.

Each site implements its risk management process in alignment with our **Environment, Health & Safety Policy**. Our operations maintain a risk registry, which is regularly reviewed and updated by local teams through monthly and quarterly managerial meetings. In 2025, we hired a dedicated Director, Risk and Compliance based in the corporate office. The enterprise risks identified are then reviewed quarterly by the Corporate Risk Management Committee, which is comprised of the Chief Operating Officer, Chief Financial Officer and Chief Sustainability Officer. Management then provides bi-annual updates to the Board and the EHSSR Committee on the most serious risks identified.

Supply Chain Description

To support the business activities at our mines, Orla relies on local, national, and international suppliers. Whenever possible, we prioritize suppliers based in the countries and communities where we operate. In 2025, we procured 58% of goods and services from Canada, 27% from Mexico, and 14% from the US.

Our supply chain spending is distributed across various industries. Professional, scientific and technical activities account for 22% of total expenditure, followed by wholesale retail trade at 20%, mining and quarrying at 19%, followed by construction at 12%. The remaining 27% is distributed among other industries, mainly the following: manufacturing, and financial and insurance activities.

Risk Assessment Methodology

Orla continues to implement a systematic methodology to identify potential risks of modern slavery within our supply chain. This mapping was done in 2026, using the 2025 supply chain data and spending. Our approach began with compiling a comprehensive list of all of our vendors across our entire operation. We then categorized

these vendors based on the countries and industries where most of our spending occurs. By analyzing spending patterns, we pinpointed regions and industries that may pose heightened risks of modern slavery, as defined in the Global Slavery Index.

This method enables us to prioritize our efforts and resources effectively, focusing on areas with the greatest potential impact and ensuring that our supply chain remains transparent, ethical, and compliant with our commitment to upholding human rights. We have not assessed "Tier 2" suppliers to our operations, those being suppliers to our suppliers.

Risk assessment by jurisdiction


22%
20%
19%
12%
9%
8%
10%
PROFESSIONAL, SCIENTIFIC & TECHNICAL ACTIVITIES
WHOLESALE AND RETAIL TRADE; MOTOR VEHICLE REPAIR
MINING & QUARRYING
CONSTRUCTION
MANUFACTURING
FINANCIAL & INSURANCE ACTIVITIES
OTHER

This section assesses modern slavery risk in the countries and industries where most of our procurement spending occurs. Canada, our largest sourcing country is considered low risk according to the Global Slavery Index, with a modern slavery prevalence rate of 1.8 per thousand people and a vulnerability score of 11 out of 100. The vulnerability score measures a country's susceptibility to modern slavery, with a higher score indicating greater risk. The United States is also categorized as low risk, with a prevalence rate of 3.3 and a vulnerability score of 25. Mexico, presents a comparatively higher risk, with an estimated 6.6 in every thousand people living in modern slavery and a vulnerability score of 58 out of 100 - above the North America regional average. While higher-risk suppliers are present in our supply chain—particularly within the food and apparel industries in Mexico—these sectors represent a small proportion of our overall procurement spend. We have no suppliers from any of the top 25 countries with the highest prevalence of modern slavery.


27%
% OF SPEND BY COUNTRY
58%
1%
14%
CANADA
MEXICO
USA
OTHER

Risk assessment within our sites/operations

Within our own operation, we have assessed the risk of child or forced labour as low, as all of our workforce is above the age of 18, the minimum salary is above the legal minimum wage established by the governments of the countries in which we operate, and we provide competitive salaries compared to benchmarks.

The Reporting Entities did not encounter any cases of forced or child labour in 2025 in either our activities or supply chain.

1. The Global Slavery Index (GSI) is based on the Global Estimates of Modern Slavery, jointly produced by the International Labour Organization (ILO), Walk Free, and the International Organization for Migration (IOM). The GSI utilizes data from thousands of interviews with survivors collected through nationally representative household surveys across 75 countries, along with an assessment of national-level vulnerability. The estimates provided in the GSI's fifth edition reflect the impact of recent global crises and offer strategies for eradicating modern slavery.

EMPLOYEE TRAINING

In 2024, we developed and launched a new training course for all employees, introducing the Responsible Procurement Standard and key concepts such as child labour, forced labour, and modern slavery. The 15-minute online course provided a foundational understanding of modern slavery risks and our expectations around responsible sourcing. To ensure comprehension, an evaluation is included as part of the course. In 2025, 62 new employees completed this course.

In parallel, we continued to deliver ongoing mandatory policy training across the organization. This training ensures all employees are aware of our core policies, including those related to human rights, ethics, workplace conduct, and Indigenous Peoples. It is delivered in-person in Mexico through one- to two-hour sessions and at other sites through self-guided review and certification. All employees must confirm their understanding by signing an acknowledgment of completion.

REMEDIATION MEASURES

The Reporting Entities did not encounter any cases of forced or child labour in 2025 in either our activities or supply chain. As such, no remediation measures were necessary. If the Reporting Entities do identify cases of forced or child labour within our activities and supply chain, they will follow the remediation guidelines outlined in our Responsible Procurement Standard and any legal obligations according to regulations of the jurisdictions where we operate.

EFFECTIVENESS ASSESSMENT

In addition to our due diligence processes, risk assessment, and management strategies outlined in this report, our Whistleblower Policy serves as a vital mechanism to assess the effectiveness of our steps towards preventing and eliminating forced and child labor in our operations and in our supply chain. It provides a critical avenue for individuals to report concerns, supporting the work to ensure that any gaps or failures in our systems are promptly identified and addressed. This, in turn, contributes to the continuous improvement of our overall effectiveness.

The Whistleblower Policy establishes the Company's commitment to providing multiple, safe, and accessible reporting channels, including an independent and confidential reporting channel. These can be used for reporting concerns related to unethical or unlawful conduct or practices, violations of laws, regulations, or any internal policies, standards, or procedures, while protecting individuals from retaliation and ensuring good faith reporting.

In 2025, we made certain amendments to the Whistleblower Policy to align it with best practice, broadening the scope of its application and reporting channels, clarifying and confirming investigation procedures, strengthening our commitment to non-retaliation for any reports made in good faith, among other things.

Upon receipt of a complaint, the Company is committed to fully investigating any alleged misconduct. If appropriate, the Company may take corrective and disciplinary action for violations of the Company's Code of Business Conduct and Ethics or this Policy or other corporate policies, standards and guidelines, which may include, alone or in combination, a warning or letter of reprimand, demotion, loss of merit increase, bonus or stock options, suspension without pay or termination of employment or engagement.

By implementing and adhering to our Whistleblower Policy, we reinforce our commitment to ethical conduct and remedy, ensuring a workplace environment founded on trust, integrity, and accountability.

No other specific effectiveness assessment has been undertaken.

ATTESTATION

This report was approved by the Board pursuant to subparagraph 11(4)(b)(i) of the Act.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

I have authority to bind Orla Mining Ltd., Minera Camino Rojo, S.A. de C.V. and Musselwhite Mine Ltd.

(signed) *"Jason Simpson"*

Jason Simpson
President, Chief Executive Officer and a Director
Orla Mining Ltd.
May 8, 2026

Cautionary Note

Orla has prepared this Report based on information available to it at the time of preparation. This Report contains forward-looking statements relating to Orla's policies and practices with respect to modern slavery risk management, including statements of current intention and expectation and statements of opinion. There can be no assurance that such statements will prove to be accurate, as Orla's actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the "Risk Factors" section in Orla's Annual Information Form dated March 19, 2026, which is available at www.orlamining.com or on SEDAR+ and EDGAR. Except as required by applicable laws or regulations, Orla does not undertake to publicly update or review any forward-looking statements.